Siyata Mobile Inc.

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

May 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Matthew Derby, Staff Attorney

Re: Siyata Mobile Inc.

Registration Statement on Form F-1.

File No. 333-287441

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Siyata Mobile Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 8:00 a.m., Eastern Time, on Friday, May 23, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross Carmel, Esq., at 646-838-1310; or Mohit Agrawal, Esq. at 646-267-5506. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Ross Carmel, by facsimile to (646) 838-1314 or email at rcarmel@srfc.law.

If you have any questions regarding this request, please contact Ross Carmel, Esq., of Sichenzia Ross Ference Carmel LLP at 646-838-1310, or Mohit Agrawal, Esq. of Sichenzia Ross Ference Carmel LLP at 646-267-5506.

Very Truly Yours,

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

cc:	Ross Carmel, Sichenzia Ross Ference Carmel LLP